      As filed with the Securities and Exchange Commission on February 12, 1997.
                                              Registration No. 333-            .

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                -----------------

                                    FORM S-3

                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933

                                -----------------

                               THE COMPANY DOCTOR
             (Exact name of registrant as specified in its charter)

           Delaware                                       72-1234136
(State or other jurisdiction of            (I.R.S. Employer Identification No.)
incorporation or organization)

                   5215 North O'Connor Boulevard, Suite 1800
                              Irving, Texas 75039
                           Telephone: (972) 401-8300
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             Donald F. Angle, M.D.
                   5215 North O'Connor Boulevard, Suite 1800
                              Irving, Texas 75039
                           Telephone:  (972) 401-8300
      (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:
                             Robert W. Walter, Esq.
                    Berliner Zisser Walter & Gallegos, P.C.
                        Suite 4700, 1700 Lincoln Street
                            Denver, Colorado  80203
                           Telephone:  (303) 830-1700

                                -----------------

          Approximate date of commencement of proposed sale to public:
   As soon as practicable after the Registration Statement becomes effective.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following
box.  [   ]

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ X ]

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering.  [   ]

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.  [   ]

      If delivery of the prospectus is expected to be made pursuant to Rule
434, please check the following box. [   ]

                        CALCULATION OF REGISTRATION FEE

===========================================================================================================================
                                                        Amount         Proposed        Proposed maximum         Amount of
                Title of each class of                  to be     maximum offering       aggregate            registration
             securities to be registered             registered     price per unit(1)   offering price(1)         fee
---------------------------------------------------------------------------------------------------------------------------
 Common Stock  . . . . . . . . . . . . . . . . . . .  485,660            $6.00              $  2,913,960         $883.02
---------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                               THE COMPANY DOCTOR


                CROSS REFERENCE SHEET BETWEEN ITEMS OF FORM S-3
                                 AND PROSPECTUS



       ITEM IN FORM S-3                                           LOCATION IN PROSPECTUS
       ----------------                                           ----------------------
 1.    Forepart of Registration Statement and Outside
       Front Cover of Prospectus  . . . . . . . . . . . . . .     Facing Page; Cross Reference Sheet; Outside Front
                                                                  Cover Page.

 2.    Inside Front and Outside Back
       Cover Pages of Prospectus  . . . . . . . . . . . . . .     Inside Front Cover Page; Outside Back Cover Page.

 3.    Summary Information, Risk Factors and Ratio
       of Earnings to Fixed Charges . . . . . . . . . . . . .     Prospectus Summary; Risk Factors.

 4.    Use of Proceeds  . . . . . . . . . . . . . . . . . . .     Prospectus Summary; Use of Proceeds.

 5.    Determination of Offering Price  . . . . . . . . . . .     Outside Front Cover Page; Plan of
                                                                  Distribution.

 6.    Dilution . . . . . . . . . . . . . . . . . . . . . . .     Not Applicable.

 7.    Selling Security Holders . . . . . . . . . . . . . . .     Selling Stockholders.

 8.    Plan of Distribution . . . . . . . . . . . . . . . . .     Plan of Distribution.

 9.    Description of Securities to be Registered . . . . . .     Outside Front Cover Page; Description of Securities.

10.    Interests of Named Experts and Counsel . . . . . . . .     Legal Matters; Experts.

11.    Material Changes . . . . . . . . . . . . . . . . . . .     Not Applicable.

12.    Incorporation of Certain Information by
       Reference  . . . . . . . . . . . . . . . . . . . . . .     Incorporation of Certain Information by
                                                                  Reference.
13.    Disclosure of Commission Position on
       Indemnification for Securities Act Liabilities . . . .     Not Applicable.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 12, 1997


                         485,660 SHARES OF COMMON STOCK

                                      THE
                                    COMPANY
                                     DOCTOR

         This Prospectus relates to 485,660 shares of Common Stock (the "Shares") of The Company Doctor (the "Company"), 481,850 Shares of which are issued or to be issued to certain physicians (the "Physicians") in connection with the acquisition by an affiliated physician group practice, The Physician Group, P.A. ("The Physician Group") of occupational and family medicine practices of such Physicians and the agreement between the Company and The Physician Group with respect to the management of such practices by the Company. The remaining 3,810 Shares are issuable by the Company upon exercise of outstanding options held by a consultant to the Company (the "Consultant"). The Company will receive the $5.25 per share exercise price of the Consultant's options, but will not receive any of the proceeds from the sale of Shares by either the Physicians or the Consultant (the Physicians and the Consultant, collectively, the "Selling Stockholders"). The Company has agreed to pay the expenses of registering the Shares offered hereby, estimated at $15,000.

         The Physicians have agreed not to sell, assign, burden, pledge or encumber more than 1/12 of their respective Shares during any month in the one year period following registration of such Shares. The Consultant's options become exercisable over a period of time and options relating to only 3,175 Shares are currently exercisable. See "Selling Stockholders". Subject to the foregoing, the Selling Stockholders have advised the Company that they intend to sell the Shares offered hereby as principals for their own accounts from time to time in the over-the-counter market or in negotiated transactions or a combination of such methods of sale. Sales may be made at fixed prices which may be changed, at market prices prevailing at the time of sale or at negotiated prices. The Registration Statement of which this Prospectus forms a part must be current at the time of sale. See "Plan of Distribution."

         On February 7, 1997, the closing bid price of the Common Stock was $5.50 per share. The Company's Common Stock is traded on The Nasdaq SmallCap Market under the symbol "CDOC" and on the Boston Stock Exchange under the symbol CDR.


                           __________________________

   SEE "RISK FACTORS" ON PAGE 5 FOR A DISCUSSION OF CERTAIN RISKS ASSOCIATED
              WITH AN INVESTMENT IN THE SECURITIES OFFERED HEREBY.

                           __________________________


    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           __________________________

               THE DATE OF THIS PROSPECTUS IS FEBRUARY ___, 1997.

                             AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material may also be obtained from the public reference facility in Washington, D.C. 20549 at prescribed rates. The Company became an electronic filer in April 1996. The Commission maintains a Web site that contains reports, proxy statements and registration statements that have been filed electronically with the Commission. The address of such site is http://www.sec.gov. The Company's Common Stock and Warrants are listed on the Boston Stock Exchange and reports and other information concerning the Company may be inspected at such exchange.

         The Company has filed with the Commission a registration statement (together with all amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the Common Stock offered hereby. This Prospectus, filed as part of the Registration Statement, omits certain information contained in the Registration Statement in accordance with the rules and regulations of the Commission. A complete copy of the Registration Statement may be inspected and copied in the manner and at the sources described above. Any statements contained herein concerning the provisions of any document are not necessarily complete and in each instance, reference is made to the copy of such document as filed with the Commission and each such statement is qualified in its entirety by such reference.


               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The Company's Annual Report on Form 10-KSB filed on October 16, 1996, for the fiscal year ended June 30, 1996, the quarterly report on Form 10-QSB filed on November 14, 1996 for the quarter ended September 30, 1996 and the proxy statement filed October 28, 1996, as amended on February 11, 1997 are hereby incorporated by reference in this Prospectus. The description of the Company's capital stock contained in the Company's Registration Statement on Form 8- A filed December 29, 1995, which Form 8-A incorporated by reference the description of the Company's capital stock contained in the Company's Registration Statement on Form SB-2, as amended (S.E.C. File No. 333-99530-D) (the "IPO Registration Statement") filed with the Commission on November 16, 1995, is hereby incorporated by reference into this Prospectus.

         All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the filing of a post-effective amendment which indicates that all securities offered have been sold, or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other document subsequently filed and incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         Any person receiving a copy of this Prospectus may obtain without charge, upon written or oral request, a copy of any of the documents incorporated by reference herein, other than exhibits to such documents. Requests for such copies should be directed to Mr. Shaun Mahoney, The Company Doctor, 5215 North O'Connor Boulevard, Suite 1800, Irving, Texas 75039,
Telephone: (972) 401-8300.

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by the information appearing elsewhere in this Prospectus and in documents incorporated herein by reference. See "Risk Factors" for information prospective investors should consider. Unless the context otherwise requires, the term "Company" refers to The Company Doctor and its wholly-owned subsidiaries, Emergency Occupational Physicians Services ("EOPS"), Andicare, Inc. ("Andicare") and Risk Management Assurance Company ("RMAC").


                                  THE COMPANY

         The Company manages the non-medical portions of medical practices within facilities that provide occupational and industrial medical and related services exclusively to employees and prospective employees of corporate customers located in the states of Texas, Louisiana and Arkansas. With recent additions to its management portfolio, the Company currently manages eleven occupational and industrial medicine facilities servicing over approximately 4,000 employers and clients including local offices of such corporations as Blockbuster Video, Excel Telecommunications, Fibrebond Corp., Interceramic Tile, Southwest Airlines, U-Haul Corporation, Levi Strauss, the U.S. Postal Service and Atlantic Richfield Co. (ARCO). At these facilities prospective employees of the corporate customer can be pre-screened and work- related injuries and medical conditions arising from employment can be diagnosed and treated.

         The laws in the states in which the Company operates limit the practice of medicine to licensed individuals or professional organizations comprised of licensed individuals. Accordingly, the Company must depend on licensed professionals to render the actual medical services provided to employees and prospective employees of its clients at the Company's facilities. Currently, the Company's operating revenues are derived primarily through a non-exclusive Practice Management Agreement with The Physician Group, P.A., a Texas professional association of physicians and other medical professionals ("The Physician Group"), which is paid for services either on a fee-for-service basis or on a prepaid "capitated" basis (a fixed monthly fee for each employee). The Company receives a management fee for the provision of non-medical services, including marketing, management of the practice and facilities, and provision of non- medical procedures and programs.

         The Company is expanding geographically in areas contiguous to existing markets in order to increase its market penetration within areas in which a patient base is currently served. To the extent permitted by applicable law, the Company pursues affiliations with physicians, hospitals or other providers which have established occupational medicine practices or patient populations that can be served in an occupational medical setting. Since its public offering, the Company and The Physician Group have added medicine practices in Lancaster, Texas (a suburb of Dallas), Baytown, Texas (a suburb of Houston), El Paso, Texas, Carrollton, Texas and Fort Worth, Texas. The Company and The Physician Group financed these transactions through the issuance of the Company's Common Stock and options to purchase Common Stock, payment of cash, and/or delivery of secured promissory notes. In each transaction, the Company and The Physician Group amended their Practice Management Agreement to provide that the Company has the sole right to manage the acquired practice for a minimum of ten years in accordance with the terms and conditions of the existing Practice Management Agreement. Each of the Physicians who previously owned the acquired practice entered into a standard staff physician employment agreement with The Physician Group and into a standard agreement to serve as Regional Medical Director of the acquired practice. The Company has implemented its cost containment program and other methods of operation at all of its facilities, including these newly acquired facilities.

         The Company believes its management techniques and cost containment strategies have in many cases resulted in reductions in loss ratios by workers' compensation insurers and, thereafter, in reduced insurance premiums charged to employers. To benefit directly from the cost containment strategies utilized in its practice management activities, the Company acquired a Texas domiciled, multi-line insurance company, now known as Risk Management Assurance Corporation ("RMAC"), effective June 30, 1996. Through RMAC, the Company intends to enter the workers' compensation insurance market by participation in insurance policies with other workers' compensation insurers that will serve as the issuing carriers. RMAC expects to market these insurance policies to the Company's clients at premiums which are comparable to or less than those offered by other workers' compensation insurers.

         The Company's concept and business strategy is based upon The Physician Group or similar entities providing actual medical services, the Company providing management of the practices and facilities, while RMAC and/or the issuing carrier will provide risk management, claims administration and other insurance-related services.

                                  THE OFFERING


Securities offered by the Selling Stockholders  . . . . . . . . .         485,660 Shares of Common Stock

Common Stock outstanding on December 31, 1996 . . . . . . . . . .         4,974,870 shares(1)

Use of proceeds . . . . . . . . . . . . . . . . . . . . . . . . .         The Company will not receive any proceeds from
                                                                          sale of the Shares.  See "Use of Proceeds."

Symbols:  . . . . . . . . . . . . . . . . . . . . . . . . . . . .         Nasdaq SmallCap Market   Boston Stock Exchange
                                                                    ----------------------------   ---------------------
  Common Stock  . . . . . . . . . . . . . . . . . . . . . . . . .                 CDOC                    CDR
  Warrants  . . . . . . . . . . . . . . . . . . . . . . . . . . .                 CDOCW                   CDRW


------------------------

(1) Includes 150,000 shares of Common Stock held in escrow and subject to cancellation if predetermined earnings per share are not achieved in the calendar year ended December 31, 1996. Excludes (i) 65,512 Shares issuable to two of the Selling Shareholders in February and May 1997, respectively, (ii) 3,810 Shares issuable to the Consultant, (iii) 393,250 shares of Common Stock issuable upon the exercise of outstanding options granted under the Company's option plan,
       (iii) 1,839,800 shares of Common Stock issuable upon the exercise of outstanding Warrants sold in the Company's initial public offering, and
       (iv) 320,000 shares of Common Stock issuable on full exercise of the Unit Purchase Option and underlying Warrants granted to the representative of the several underwriters in connection with the Company's initial public offering.


                      SUMMARY CONSOLIDATED FINANCIAL DATA
                                 (IN THOUSANDS)

       The following consolidated selected financial data is derived from the Consolidated Financial Statements and related Notes thereto appearing in the Company's Form 10-KSB for the year ended June 30, 1996 and the Form 10-QSB for the quarter ended September 30, 1996. The consolidated statements of operations data for each of the years in the two- year period ended June 30, 1996 and the balance sheet data at June 30, 1996 are derived from the consolidated financial statements of the Company which have been audited by Ehrhardt Keefe Steiner & Hottman PC, the Company's independent auditors, as indicated in their report included herein. The selected consolidated balance sheet data as of September 30, 1996 and the consolidated statements of operations data for the three-month periods ended September 30, 1995 and 1996 have been derived from the Company's unaudited consolidated financial statements which, in the opinion of management, reflect all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of the results for these periods and as of that date. The pro forma unaudited statements of operations for the years ended June 30, 1995 and 1996 were prepared assuming the acquisitions of the Baytown and El Paso clinics and RMAC had been completed on July 1, 1994. The revenues and expenses represent the predecessor entities' year ended December 31, 1995 and 1994 revenues and expenses. The operations of Lancaster are not included in the pro forma statements of operations as their effect is immaterial. The selected financial data provided below is not necessarily indicative of the future results of operations or financial performance of the Company.


                                                                    PRO FORMA (UNAUDITED)      THREE MONTHS
                                             YEAR ENDED JUNE 30,    YEAR ENDED JUNE 30,     ENDED SEPTEMBER 30,
                                             -------------------    --------------------   --------------------
                                                1996      1995         1995       1996        1995        1996
                                             --------   --------    --------    --------    --------    -------
STATEMENTS OF OPERATIONS DATA:
Revenues  . . . . . . . . . . . . . . . .     $  4,194   $ 3,006     $ 8,479     $ 6,355      $ 2,789    $  950
Operating expenses  . . . . . . . . . . .        4,267     3,094       7,545       6,964        2,734       895
Income (loss) from operations . . . . . .          (73)      (88)        934        (610)          55        55
Net income (loss) before tax benefits . .          (17)     (194)      1,076        (755)         142        29
Income tax benefit  . . . . . . . . . . .          100       ---        (366)       ---           175        --
Net income (loss) . . . . . . . . . . . .     $     83   $  (194)    $   710     $  (755)     $   317    $   29
Net income (loss) per share . . . . . . .     $    .02   $  (.09)    $   .16     $  (.30)     $   .06    $  .01

                                                            JUNE 30, 1996        SEPTEMBER 30, 1996
                                                            -------------        ------------------
BALANCE SHEET DATA:
Working capital . . . . . . . . . . . . . . .                  $  4,388              $    704
Current assets  . . . . . . . . . . . . . . .                     8,780                 7,358
Total assets  . . . . . . . . . . . . . . . .                    13,540                19,717
Total liabilities . . . . . . . . . . . . . .                     4,472                 7,033
Stockholders' equity  . . . . . . . . . . . .                     9,068                12,684

       The Company was incorporated in Delaware in June 1992. Its principal executive offices are located at Suite 1800, 5215 North O'Connor Boulevard, Irving, Texas 75039, and its telephone number is (972) 401-8300.

                                  RISK FACTORS

         Investment in the Company's securities involves substantial risks, some of which are summarized below. Prospective investors should carefully consider the following risk factors, among others, prior to making an investment.

PRIOR LOSSES AND ACCUMULATED DEFICIT

         The Company was incorporated in June 1992 and commenced operations after acquiring all of the outstanding stock of Andicare and EOPS, which had been operating since 1987 and 1990, respectively. Accordingly, the Company has had a limited operating history. In the fiscal years ended June 30, 1995 (the "1995 Fiscal Year") and June 30, 1996 (the "1996 Fiscal Year"), the Company incurred losses of approximately $(194,000) and $(17,000), respectively, although an income tax benefit of $100,000 in the 1996 Fiscal Year resulted in the Company reporting net income of approximately $83,000. The Company generated operating income of approximately $142,000 in the three months ended September 30, 1996 and, after taking into account an income tax benefit, generated net income of approximately $317,000 for the quarter. At June 30, 1996, the Company had an accumulated deficit of approximately $(1.2 million). The Company experienced severe cash flow difficulties and a corresponding lack of liquidity during the 1995 Fiscal Year. The lack of liquidity was addressed through receipt of approximately $398,000 in net proceeds from a private placement in November 1995 and receipt of approximately $7.9 million in net proceeds from the Company's initial public offering in February 1996. The Company has not achieved consistently profitable operations and there is no assurance that profitability can be achieved or maintained in the future. The Company's operating expenses are based in part on its estimate of future revenues and, therefore, the Company may be unable to adjust spending in a timely manner to compensate for a shortfall in revenues. Furthermore, there can be no assurance that the expansion of the Company's operations which is now underway will result in the Company achieving and maintaining consistent profitability. The Company's operating results have fluctuated in the past and may continue to fluctuate significantly in the future.

NEED FOR ADDITIONAL FINANCING

         The Company has experienced rapid growth as a result of the increase in the number of practices it manages which are attributable to the acquisitions conducted by the Physician Group. The Company has also experienced growth in the number of corporate customers serviced by the occupational medicine clinics managed by the Company. This growth has placed additional demands on the Company's working capital, which decreased to $704,000 at September 30, 1996. The Company will require additional financing in order to continue to implement its growth strategies, the availability of which is not assured. While the Company has initiated discussions with several financing sources concerning the Company securing equity or debt financing, there can be no assurance the Company will be successful in raising additional capital or that the terms upon such capital will be available to the Company will be acceptable. Should the Company not be successful in raising additional capital when required, the Company's liquidity may be materially adversely affected, with a corresponding negative impact on results of operations.

UNCERTAINTIES RELATED TO CHANGING HEALTHCARE ENVIRONMENT

         Legislative and regulatory focus on healthcare, as well as public concern, has caused insurers, health maintenance organizations ("HMOs") and other providers in the healthcare industry to reevaluate cost effective means of delivering healthcare services and has led to substantial changes in the healthcare industry in recent years, including the introduction of managed care, capitation programs and other means of cost containment. The occupational healthcare segment of the healthcare industry has been slower than other segments to adopt and implement some of these cost containment strategies. Although the Company believes that capitation programs and other cost containment strategies, including combined occupational healthcare and insurance products, will play an increasing role in the delivery of occupational healthcare, the pace of change and market acceptance of new programs in the occupational healthcare segment of the industry is uncertain. Changes in the occupational healthcare environment may have significant impact on the success of the Company's proposed insurance products and the financial results achieved by the Company. There is no assurance the Company will be successful in the changing healthcare environment or that the Company's strategy to manage capitation programs and develop insurance policies addressed to the occupational healthcare industry will succeed in meeting employers' and workers' occupational healthcare requirements.

         Legislative reforms in some states permit employers to designate health plans such as HMOs to cover workers' compensation claimants. Because many health plans have the capacity to manage healthcare for workers' compensation claimants, such legislation may intensify competition in the market served by the Company. Within the past few years, several states have experienced decreases in the number of workers' compensation claims and the average cost per claim, which has resulted in workers' compensation insurance premium rates having fallen in those states. The Company believes that declines in workers' compensation costs in these states are due principally to intensified efforts by payors to manage and control claim costs, to improved risk management by employers and to legislative reforms. If declines in workers' compensation costs occur in many states and persist over the long-term, they may have an adverse impact on the Company's business and results of operations.

GOVERNMENT REGULATION OF BUSINESS

         General. The Company is subject to various federal and state laws, including those specified herein with respect to RMAC and those set forth below with respect to healthcare. Many of the applicable laws are enforced by regulatory authorities with broad discretion to interpret such laws, promulgate corresponding regulations and enforce such regulations. Violations of these laws and regulations may result in substantial penalties. Moreover, legislative or administration changes could have a material adverse financial effect on the Company. The Company believes that its operations are in material compliance with existing laws and regulations. There can be no assurance, however, that a court or regulatory authority will not determine that the Company's operations are not in compliance with applicable laws or regulations or that any such determination will not have a material adverse effect on the Company. Moreover, the Company cannot predict what, if any, legislative changes may occur within such laws or regulations, or the impact of changes in such laws or regulations, if any, on the Company.

         Workers' Compensation Regulation. State and federal workers' compensation laws and federal Medicare laws control many aspects of providing occupational healthcare services including, in many cases, the amounts that may be charged for those services. Management estimates approximately 33% of the Company's revenues in the 1996 Fiscal Year were subject to state-mandated fee schedules prescribing maximum reimbursable amounts for designated medical procedures provided by The Physician Group. In addition, workers' compensation coverage is mandated in most states. Any change which would require employers to participate in state-sponsored funds or reduce premiums could have a material negative impact on the Company's results of operations.

         Healthcare Regulation. State laws generally prohibit anyone other than a licensed physician from engaging in acts that constitute or contribute to the practice of medicine and also prohibit physicians from "splitting" their fees with other persons. Many states also limit the practice of medicine to licensed individuals or professional organizations comprised of licensed individuals, such as The Physician Group. The Company does not believe that its arrangements with The Physician Group constitute the corporate practice of medicine, because (i) they are distinctly divided into The Physician Group providing all medical services and the Company providing non-medical services;
(ii) the Company has no right to any portion of The Physician Group's profits derived from its medical practice except for those fees outlined in the Practice Management Agreement which relate to the provision of non-physician services and which are calculated to represent the reasonable and historic cost of the provision of such non-physician services; (iii) the Company has no right to trade and commercialize on any physician's license; and (iv) the Company has no right to select medical staff in The Physician Group. Any finding to the contrary by a court of law or a state regulatory authority could have a material adverse impact on the Company and its operations.

         HMO Regulation. A number of states have varying definitions of HMOs and similar entities and different licensure requirements with respect to them. The Company believes that its current operations in Texas and Arkansas do not constitute it as an HMO under applicable state insurance laws or regulations. It will be necessary for the Company to comply with the laws and regulations of each state in which it has a facility with respect to HMOs. In the event that a state in which the Company has established operations should change its laws and regulations or interpretation of such laws and regulations so as to constitute the Company as an HMO, or should a state in which it has such operations assert that the Company is an HMO under existing laws and regulations, it could result in the inability of the Company to continue operations in that state unless and until it complies with applicable laws and regulations, the cost of which could be prohibitive.

         A number of the Company's customers now utilize the Preferred Employee Plan ("PEP"), a capitated plan under which a variety of services are provided through The Physician Group. At the time the Company entered into contracts with its existing customers who utilize the PEP, the Company believed that because it was substantially controlled by Dr. Angle and two former directors of the Company who are also physicians, the PEP could be provided through the Company. The Company's healthcare counsel has recommended that the Company amend its contracts with its PEP customers to clarify that all medical services will be provided by The Physician Group and that The Physician Group enter into and market capitated plans in the future. The Company has not yet obtained signed amendments from its PEP customers. Failure to obtain any amendment could result in a finding that the Company was offering or arranging for a capitated plan, which in turn could cause the Company to be classified as an HMO under Texas law. The Company intends to obtain the necessary addendums to its PEP contracts and expects it will be successful in so doing. Nonetheless, should the Company be classified as an HMO under Texas law, it could be subject to fines, administrative regulation, additional licensing requirements and substantial additional costs of operation.

EXPANSION INTO INSURANCE BUSINESS

         The Company expects to benefit from its management techniques and cost containment strategies and to expand its business by entering the workers' compensation insurance market through RMAC. Although the Company is familiar with workers' compensation insurance as a result of its management of occupational and industrial healthcare facilities and has employed an individual who has over 35 years' experience in the insurance industry as RMAC's President, the Company may be unable to implement effectively its plan for institution of insurance operations through RMAC. The Company has initiated several marketing efforts in order to capitalize on its recent acquisition of RMAC, including a quota share arrangement with Old Republic General Insurance Group, Inc., a company listed on the New York Stock Exchange with assets of $6.1 billion, surplus of $1.6 billion and an A+ rating from A.M. Best Company ("Old Republic Insurance"). See "Dependence on Independent Insurance Agencies and Insurance Companies." The Company has not written an individual account (defined as the Company's participation in an individual quota share policy) under its agreement with Old Republic Insurance. The Company believes that additional quota share arrangements will be concluded with issuing carriers in the future, although there can be no assurance the Company will be successful in this effort. Failure to maintain or conclude quota sharing arrangements with issuing carriers could require the Company to identify other means of offering workers' compensation insurance, the availability of which is not assured, or could effectively prevent RMAC from entering into the workers' compensation insurance market. Any of the factors described below could also negatively impact the development of RMAC's business.

         Reserve Policy. RMAC is required to establish reserves for estimated claim and claim settlement expenses after each accounting period, which reserves are based upon the prior claims paid, the industry in which the customer operates and the risks associated with that industry. The ability to estimate reserves accurately depends upon a number of factors, including timely notification of injuries by customers, the nature of the injury, and the length of time a claim remains open. The Company has placed internal restrictions on cash and investments for payment of the estimated liability for unpaid losses from workers' compensation claims of approximately $1,750,000, which represents estimates of the unpaid losses of RMAC as of June 30, 1996, at which time the Company acquired RMAC. There can be no assurance the Company's reserves will be adequate to address future claims. To the extent actual claims exceed estimated reserves, the Company's operations will be adversely affected.

         Lack of Rating. Insurance ratings are based on a comparative analysis of the financial condition and operating performance of insurance companies. RMAC was a dormant insurance company when it was acquired and was not rated by a nationally-recognized insurance rating organization. The Company believes RMAC will not be eligible to receive a rating until it has been in operation for a minimum period of five years. Certain insurance carriers that write umbrella policies will not provide coverage to an employer if any portion of the employer's underlying insurance policy, such as the workers' compensation portion, is issued by an unrated carrier. The Company will endeavor to affiliate with rated insurers, but the inability to obtain a rating may deter market acceptance of RMAC's products.

         Limitation on Distributions. Under Texas law, without obtaining prior approval of the Commissioner of Insurance, dividends or distributions by RMAC to the Company are limited to the greater of 10% of RMAC's statutory surplus or the statutory net income from operations of RMAC for the year ending December
31. Distributions in excess of this limitation are subject to review and approval of the Commissioner of Insurance of Texas. RMAC may be subject to similar restrictive limitations on distributions if and when it commences operations in other states. Accordingly, even if RMAC's operations are profitable, the Company may have a limited ability to receive distributions from RMAC for use in other operations.

         Regulation. Insurance companies are subject to substantial regulation in each state in which they provide workers' compensation insurance products. These regulations are primarily intended to protect covered employees and policy-holders rather than insurance companies. State regulatory agencies have broad, often discretionary, administrative powers with respect to all aspects of operations of insurance companies, including the power to determine licensing requirements, premium rates, benefit levels, policy forms, dividend payments, capital adequacy, and the amount and type of investments. In addition, workers' compensation coverage is mandated in most states and state agencies regulating such coverage also have broad administrative powers. Both the statutes and regulations governing insurance companies and workers' compensation coverage are subject to change. The Company is unable, at this time, to predict the likelihood that any insurance or workers' compensation legislation will be enacted which will affect the proposed operations of RMAC.

         Competition. RMAC is subject to competition from a variety of sources, including large insurance companies, managed healthcare companies, state-sponsored insurance pools and risk management consultants. These competitors may offer additional insurance products or services to employers and, as a consequence, may have certain advantages in pricing their workers' compensation products. The Company is aware of one competitor now offering a managed care approach to cost containment combined with workers' compensation insurance. In addition, certain of the Company's competitors in the occupational healthcare industry may in the future choose to enter the workers' compensation insurance market. Many of these competitors have greater financial and operating resources than the Company. The Company believes that several large insurance companies have recently entered the workers' compensation market in different states as a result of more favorable regulatory environments or increases in permissible premium rates. The entry of large insurance companies into markets in which RMAC conducts business may have a material adverse effect on RMAC's results of operations.

         Dependence on Independent Insurance Agencies and Insurance Companies. RMAC intends to offer workers' compensation insurance products through independent insurance agencies and insurance agents employed by workers' compensation insurers with which the Company implements alliances or arrangements. In 1995, the Company implemented an arrangement with Employers General Insurance Group ("EGIG"), a subsidiary of Old Republic Insurance, to develop and offer a fully-guaranteed cost product, known as Comp2000, that included the Company and its affiliate's capitated preventive healthcare services and insurance underwritten by Old Republic Insurance. The Company's arrangement with EGIG which was negotiated in 1995 did not allow the Company to participate in the underwriting risk of workers' compensation insurance or to share in premium revenues. RMAC, in consultation with EGIG, has recently redesigned the Comp2000 product in order for RMAC to participate in premiums and risk with EGIG. RMAC is also negotiating potential affiliations with various other established issuing carriers of workers' compensation insurance. The Company currently has no formal agreement with any independent insurance agency or workers' compensation insurer to promote RMAC's insurance products, nor is there any assurance that such agreements will be secured in the future. It is likely that any such agreement will not preclude agencies and agents from selling competitors' insurance products as well as those of RMAC. Any such arrangements will also, in all likelihood, be terminable on short notice at the agent or insurer's discretion. RMAC's success will depend in part on its ability to offer workers' compensation insurance products that meet the requirements of insurance companies, agencies and their customers. Failure to secure affiliations to market RMAC's products could have a material adverse effect on the Company.

         Reinsurance and Quota Sharing. Guaranteed cost workers' compensation insurance policies may be either (i) policies whereby the employer purchases an insurance policy written by the insurer and pays a premium based on the employer's aggregate payroll, and the insurers (including RMAC, to the extent of its quota share or reinsurance) assume responsibility for all indemnity and medical costs associated with injuries and manage the employer's entire workers' compensation program, including all expenses related to workplace injuries, or (ii) policies with a higher deductible, under which the employer is responsible for all medical and indemnity expenses up to a specific dollar amount, while the insurers are responsible for medical and indemnity expenses over this level. RMAC intends to become a participant in the workers' compensation risk by reinsuring a layer of losses corresponding to the medical and indemnity costs of a primary care level of losses. The policy issuing company will retain losses above the reinsurance assumption by RMAC. The Company has no reinsurance contract now in effect and there can be no assurance RMAC will be successful in securing reinsurance at a reasonable cost, if at all. Even in the event RMAC obtains reinsurance, possible failure of a reinsurer could subject RMAC to exposure for the payment of all claim and claim settlement expenses covered by workers' compensation policies that RMAC has underwritten. Although reinsurance arrangements will protect RMAC against catastrophic claims that exceed the excess of loss limits, a significant number of multiple large claims could have a material adverse effect on the reserves of RMAC and on the Company's results of operations.

         The Company anticipates that RMAC will seek to share in the risks and benefits of the insurance it underwrites on a quota share basis with established workers' compensation insurers. Under a quota share arrangement, RMAC will share in a stated percentage of all written premium dollars, as well as the same percentage of all risks and related costs. The Company has a quota share arrangement with Old Republic Insurance but has not yet written an individual account (defined as the Company's participation in an individual quota share policy) under such agreement.

DEPENDENCE UPON PHYSICIAN GROUP; CONFLICTS OF INTEREST

         Pursuant to a Practice Management Agreement between the Company and The Physician Group, professional medical services are provided by physicians and licensed professionals employed by The Physician Group at the facilities managed by the Company. The Physician Group exercises full control over the medical services rendered at the Company's facilities, while the Company performs non-medical functions including management and administration. Under the Practice Management Agreement, The Physician Group retains a portion of adjusted gross revenues to cover monthly expenses, including amounts payable to physicians, and for benefits, licenses and certifications. Based upon calculations from historical data and costs associated with administration and management of The Physician Group, certain excess adjusted gross revenue is paid to the

Company as compensation for services provided under the Practice Management Agreement, which includes management fees and ancillary revenues from non-medical services. Based on the Company's own review of The Physician Group's financial statements and review of all compensation paid by The Physician Group to physicians affiliated with The Physician Group, the Company believes the arrangements with The Physician Group are fair and reasonable.
Dr. Angle, the President of the Company, was the founder, and is the sole stockholder, of The Physician Group. Although no independent third party was retained by the Company to render an opinion as to the fairness and reasonableness of the terms of the arrangements between the Company and The Physician Group, such terms were approved by the disinterested directors of the Company. The Company anticipates that most, if not all, of its facilities will be provided medical services by The Physician Group. Because of Dr. Angle's affiliations with the Company and The Physician Group, there may have existed in the past, and may develop in the future, conflicts of interest between the Company and The Physician Group. Such conflicts of interest may include, but are not necessarily limited to, the terms under which The Physician Group will be compensated, the duties of The Physician Group and the Company, the amount of ancillary revenues or management fees to which the Company is entitled, and liability for claims made against the Company and The Physician Group in excess of liability insurance limits. Although the disinterested members of the Board of Directors will pass upon any changes in the terms of the Practice Management Agreement, there can be no assurance that existing or future conflicts of interest will be resolved to the Company's benefit.

         The Company is also dependent upon Dr. Angle and The Physician Group to recruit and retain physicians with experience in occupational medicine and the ability to understand and implement the Company's cost containment management strategies. The Physician Group has encountered significant competition for experienced doctors and other medical personnel with backgrounds in occupational healthcare. The inability of The Physician Group to retain experienced and qualified physicians for any reason could have a material adverse impact on the Company's operations. While the Company's agreement with The Physician Group is not exclusive and permits the Company to enter into practice management agreements with other physicians, there can be no assurance the Company would be successful in contracting with other physicians or groups of physicians.

RISKS INHERENT IN PROVISION OF MEDICAL SERVICES

         The Physician Group is involved in the delivery of healthcare services to the public and, therefore, is exposed to the risk of professional liability claims. Claims of this nature, if successful, could result in substantial damage awards which may exceed the limits of any applicable insurance coverage. Insurance against losses related to claims of this type can be expensive and varies widely from state to state. The Company is indemnified under its Practice Management Agreement with The Physician Group for claims against The Physician Group, maintains liability insurance for itself and negotiates liability insurance for The Physician Group. Although the Company maintains insurance providing coverage for certain negligent acts of its employees and The Physician Group maintains malpractice insurance, there can be no assurance that the Company's insurance policies will be sufficient so as to offset any claims made. Moreover, costs of insurance may escalate beyond anticipated levels, or certain types of losses may be uninsurable or may exceed available coverage. Successful claims could have a material adverse effect on the Company's financial condition and profitability. Additionally, the nature of the Company's business necessitates communication between the Company and employers with respect to health and physical conditions of employees and prospective employees. The Company has established procedures to attempt to ensure (i) no privileged patient/physician information is communicated to the employer without the prior authorization of the employee, (ii) information released to an employer relates only to health problems that are significant in nature and that either could impact or be impacted by the employee's or prospective employee's job, and (iii) information that is not job related is not communicated to the employer. The Company also performs drug screen tests for employers and communicates the results to the employers. There have not been any claims against the Company due to actions taken or not taken by employers as a result of these types of communications between the Company and its clients, nor has any claim been made against it for unauthorized disclosure of privileged patient/physician information. However, since employers may make employment job assignment and termination decisions based upon these communications, it is possible that the Company could be held liable in connection with these communications.

DEPENDENCE ON KEY PERSONNEL

         The Company's success depends to a significant extent on Donald F. Angle, M.D., the Company's Chairman of the Board and President and principal of The Physician Group. The loss of Dr. Angle would have a material adverse effect on the progress and ultimate likelihood of the Company's success. Conflicts of interest could develop between the Company and The Physician Group, which maintain a working relationship pursuant to the Practice Management Agreement. Moreover, if for any reason Dr. Angle became unaffiliated with The Physician Group, the new management of The Physician Group could seek to negotiate changes in the Practice Management Agreement with the Company or the Company could be required to seek another professional association to obtain physicians' services. The Company has obtained a key-man life insurance policy on the life of Dr. Angle in the amount of $2 million and has entered into an employment agreement for non-physician services with Dr. Angle.

         RMAC's success will be partially dependent on W. Howard Haun, who is a member of the Board of Directors of the Company and president of RMAC. Mr. Haun has over 35 years experience in the insurance business and has contributed significantly in the acquisition of RMAC and the commencement of its operations. However, there can be no assurance the Company will be successful in recruiting other individuals with workers' compensation insurance experience to assist Mr. Haun in managing the day-to-day operations of RMAC or, if recruited, that such persons will be successful in establishing profitable operations for RMAC.

COMPETITION

         The market for occupational healthcare services is highly competitive. Some of the Company's current and potential competitors are significantly larger, have longer operating histories and have greater financial and marketing resources than the Company. Although the Company believes that its particular collection of medical services, management services and insurance has enabled it, and will in the future enable it, to offer corporate clientele certain advantages over managed occupational healthcare services provided by others, the Company anticipates that healthcare providers, including hospitals and other occupational medicine groups, as well as others, may attempt to penetrate the Company's markets by offering comparable management programs. As managed care evolves, the Company anticipates its competitors will increasingly consist of specialized provider groups, insurance companies, HMOs and other significant providers of managed care products. The Company currently recognizes OccuSystems, Inc., CRA Managed Care, Inc., Atlantic Health Group, U.S. Healthworks and Meridian, among others, as competitors in its existing markets. There can be no assurance the Company will be successful in competing effectively in its existing markets or in markets it may enter in the future.

CUSTOMER CONCENTRATION

         Although none of the Company's existing customers accounts for 5% or more of the Company's revenues, each of the Company's facilities are dependent on certain significant customers. The loss of one or more significant customers at an individual facility may have a material adverse effect on the ability of the Company to achieve profitability at an individual facility and could impact the Company's profitability on an overall basis. To the extent the Company's client base continues to include large corporate customers, the Company will be subject to an increased risk that the loss of any such customer will have a material adverse impact on the Company's results of operations.

EXPANSION INTO ADDITIONAL GEOGRAPHIC AND CUSTOMER MARKETS

         Future growth of the Company's operations depends, in part, on its ability to manage workers' compensation programs for customers in additional states. In each additional state, the Company must obtain all necessary regulatory approvals, achieve acceptance of the Company in the local market, adapt its procedures to that state's workers' compensation system and establish internal controls that enable it to conduct operations in several locations. The length of time required and the expense involved will vary from state to state. In order to reduce the cost and time required to enter new markets, the Company may seek to enter these markets through joint ventures, as was the case in Arkansas. There can be no assurance that the Company can obtain approval in every state it may seek to enter or that it can successfully utilize joint ventures to reduce the time required for, and costs of, expansion.

         The Company has focused its operations on managing workers' compensation programs for employers in industries that have relatively high workers' compensation costs and for employers with higher than average claims experience in their industries. Although the Company intends to continue to focus on these market segments, it intends to market its services to industries with lower workers' compensation costs and to employers with lower claims experience. The Company anticipates greater competition in the future for employers with lower claims experience. There can be no assurance that expansion into these additional market segments will be successful.

UNSPECIFIED ACQUISITIONS AND ABSENCE OF STOCKHOLDER APPROVAL

         As part of its business strategy, the Company has pursued, and intends to continue to pursue, growth by adding established physicians' practices to the Company's management portfolio. Any such transaction involves amendment of the Company's agreement with The Physician Group to include the new practice and requires expanded client services and support, increased personnel throughout the Company, expanded operational and financial systems and the implementation of new control procedures. Failure to implement financial controls and to address operational constraints which may arise from time to time could adversely affect the Company's ability to fulfill customer demands. Such acquisitions could involve a number of risks, including the diversion of management's attention to the assimilation of the acquired entities, adverse short-term affects on the Company's operating results and the amortization of acquired intangible assets. Acquisitions have in some cases included and may in the future include the issuance of shares of Common Stock of the Company as a portion of the consideration paid. Stockholders will in all likelihood be unable to review the financial statements of the acquisition candidate or vote upon the terms of any such transaction because the Board of Directors will in almost all cases have the authority to conclude the transaction.

CONTROL BY EXISTING STOCKHOLDERS

         The Company's executive officers, directors and principal stockholders beneficially own approximately 35% of the Company's outstanding shares of Common Stock, assuming the exercise of their currently exercisable (or exercisable within 60 days of the date of this Prospectus) options to purchase the Company's Common Stock. These stockholders, if acting together, would likely be able effectively to control most matters requiring approval by the stockholders of the Company, including the election of a majority of the directors. The voting power of these stockholders under certain circumstances could have the effect of delaying or preventing a change in control of the Company. See "Description of Securities."

PRICE FLUCTUATIONS

         The market prices of the Company's securities do not necessarily bear any relationship to assets, book value, earnings history or other investment criteria. Factors such as quarterly fluctuations in results of operations, announcements of new insurance products or occupational healthcare programs by the Company or its competitors, market conditions in the occupational healthcare segment of the healthcare industry or market conditions in general, may cause the market prices of the Company's securities to fluctuate, perhaps substantially. Sales of a substantial number of shares of Common Stock in future periods could adversely affect the market price of the Common Stock. Holders of 2.3 million restricted shares entered into lock-up agreements at or prior to the date of the Company's initial public offering which restrict the sale or disposition of such shares until February 1998. The sale of these shares could have a material adverse effect on the price of the Company's Common Stock. In addition, in recent years the stock market has experienced significant price and volume fluctuations. These fluctuations, which are often unrelated to the operating performance of specific companies, have had a substantial effect on the market price for many small capitalization companies. Factors such as those cited above, as well as other factors which may be unrelated to the operating performance of the Company, may adversely affect the price of the Company's securities.

RIGHTS OF PREFERRED STOCK

         The Company's Certificate of Incorporation authorizes the issuance of up to 5,000,000 shares of Preferred Stock. The Preferred Stock may be issued in series with the rights and preferences determined by the Board of Directors. Such rights and preferences could include, among other things, preferential voting rights, conversion rights, dividend payment requirements, redemption provisions, and preferences as to dividends and distributions. The issuance of Preferred Stock with such rights could have the effect of limiting stockholder participation in certain transactions such as mergers or tender offers or could discourage or prevent a change in management or control of the Company. As of the date of this Prospectus, no Preferred Stock is outstanding and the Company has no present intention to issue any Preferred Stock.

SECURITIES ISSUABLE PURSUANT TO OPTIONS AND WARRANTS

         At the date of this Prospectus, the Company has reserved an aggregate of 2,556,860 shares of Common Stock for issuance on exercise of outstanding options and warrants. To the extent the market price of the Common Stock underlying such options and warrants exceeds the exercise price, the holders can profit from the exercise and sale of the Common Stock, and their exercise may dilute the ownership interest of existing stockholders. In addition, the existence of the options and warrants may affect adversely the terms on which the Company may obtain additional equity financing. Moreover, the holders are likely to exercise their rights to acquire Common Stock at a time when the Company would otherwise be able to obtain capital on terms more favorable than could be obtained through the exercise of such securities. See "Description of Securities."

LIMITATION OF LIABILITY

         The Company's Certificate of Incorporation provides that directors of the Company shall not be personally liable for monetary damages to the Company or its stockholders for a breach of fiduciary duty as a director, subject to limited exceptions. Although such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission, the presence of these provisions in the Certificate of Incorporation could prevent the recovery of monetary damages against directors of the Company.

ABSENCE OF DIVIDENDS

         The Company does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. The Company intends to retain profits, if any, to fund growth and expansion.

IMPORTANT FACTORS RELATED TO FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

         The statements contained in this Prospectus or incorporated by reference herein that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding the Company's expectations, hopes, intentions or strategies regarding the future. All forward-looking statements included herein are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements. It is important to note that the Company's actual results could differ materially from those in such forward-looking statements. Among the factors that could cause actual results to differ materially are the risk factors which may be listed from time to time in the Company's reports on Form 10-QSB, 10-KSB and registration statements filed under the Securities Act of 1933, including this Registration Statement. Forward- looking statements encompass the (i) expectation that the Company will be successful in securing additional capital, (ii) the operations of RMAC and its ability to enter into quota sharing arrangements with issuing carriers, (iii) the continued expansion of the Company's operations through joint ventures and acquisitions, (iv) success of existing and new marketing initiatives undertaken by the Company,
(v) the retention of physicians, through the Physician Group, and the Company's success in generating revenue increases through the retention of such physicians and an increase in their practices, (vi) the Company's success in concluding acquisitions at prices which permit the Company to achieve reasonable rates of return on such acquisitions, (vii) the Company's success in expanding service to regional and national customers which can be serviced through existing facilities and facilities the Company may be successful in acquiring, and (viii) success in controlling the cost of services provided and general administrative expenses as a percentage of revenues.

         The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements were based on assumptions that the Company would continue to expand, that capital will be available to fund the Company's growth at a reasonable cost, that competitive conditions within the industry would not change materially or adversely, that demand for the Company's services would remain strong, that there would be no material adverse change in the Company's operations or business, and that changes in laws and regulations or court decisions will not adversely or significantly alter the operations of the Company. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive, regulatory and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company. Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the forward-looking information will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved.

                                USE OF PROCEEDS

         The Company will not receive any of the proceeds from the sale of Shares offered hereby. However, upon exercise of the Consultant's options, the Company will receive proceeds of approximately $20,000. Such proceeds, if any, will be used as working capital and for general corporate purposes, including administrative costs and expenses. Any proceeds not immediately required will be invested principally in U.S. government securities, short-term certificates of deposit, money market funds or other short-term, interest-bearing securities.


                          PRICE RANGE OF COMMON STOCK

         The Company's Common Stock has been quoted on The Nasdaq SmallCap Market under the trading symbols CDOC and on the Boston Stock Exchange under the symbol CDR since the Company's initial public offering in February 1996. The following table sets forth the range of high and low closing bid prices of the Company's Common Stock and Warrants, as reported by The Nasdaq Stock Market, from February 7, 1996 through February 7, 1997. The prices set forth below reflect interdealer quotations, without retail markups, markdowns or commissions, and do not necessarily represent actual transactions.

                                                                        COMMON STOCK               WARRANTS
                                                                      ------------------       ----------------
        FISCAL YEAR 1996:                                              HIGH         LOW         HIGH      LOW
                                                                      ------       -----       ------    -----
         Third Quarter (commencing February 7, 1996)  . . . . . .     $10.25       $8.50       $3.50     $2.25
         Fourth Quarter   . . . . . . . . . . . . . . . . . . . .      10.87        9.37        4.25      3.00

        FISCAL YEAR 1997:
        First Quarter   . . . . . . . . . . . . . . . . . . . . .      10.00        8.87        4.00      3.12
        Second Quarter  . . . . . . . . . . . . . . . . . . . . .       8.87        5.87        3.12      1.50
        Third Quarter (Through February 7, 1997)  . . . . . . . .       5.87        5.50        1.50      1.25

         The last reported bid price of the Common Stock on February 7, 1997 was $5.50 per share.



                                DIVIDEND POLICY

         The Company has never paid any cash dividends on its Common Stock. The Company anticipates that for the foreseeable future all earnings will be retained for use in the Company's business and no cash dividends will be paid to stockholders.

                              SELLING STOCKHOLDERS

         The following table sets forth the number of Shares being registered for the benefit of each of the Selling Stockholders and the number of Shares to be sold. Drs. Sharp, Riser, Guerra, Calderoni, Czewski and Duchouquette are employed by The Physician Group, each as a staff physician and medical director for the respective practices which were acquired from them. The Company has been advised that the Selling Stockholders have sole voting and investment power with respect to all of the Shares listed opposite their name.

                                                          AMOUNT OF BENEFICIAL
                                                               OWNERSHIP                 NUMBER OF SHARES
                                                      ---------------------------       -------------------
NAME                                                  NO. OF SHARES    % OF CLASS          BEING OFFERED
----                                                  -------------    ----------       -------------------
Doyle Sharp, M.D. . . . . . . . . . . . . . . .             51,846        *                    51,846
C.A. Riser, M.D.(1) . . . . . . . . . . . . . .             91,667        *                    91,667
Francisco J. Guerra, M.D. . . . . . . . . . . .            113,376        *                   113,376
Henry H. Calderoni, M.D.  . . . . . . . . . . .            113,376        *                   113,376
J.W. Czewski, D.O.(2) . . . . . . . . . . . . .             48,205        *                    48,205
Robert G. Duchouquette, M.D., P.A.  . . . . . .             63,380        *                    63,380
Prizm Development, Inc.(3)  . . . . . . . . . .              3,810        *                     3,810

___________________________
* Less than 1%

(1) Includes 33,334 Shares issued in August 1996 and an additional 58,333 Shares to be issued on February 28, 1997. Dr. Riser is entitled to receive on February 28, 1997 Shares having a market value of $350,000, based on the closing sale price of the Common Stock on February 27, 1997. The 58,333 Shares set forth above are based on an assumed sale price of $6.00.

(2) Includes (i) 41,026 Shares issued in September 1996, and (ii) 7,179 Shares to be issued between May 28, 1997, and June 12, 1997, provided Dr. Czewski is then employed by The Physician Group under both his Staff Physician and Regional Medical Director employment agreements.

(3) Includes currently exercisable options to purchase 3,175 Shares and options to purchase the remaining 635 Shares which become exercisable at the rate of 317.5 Shares per month.

                              PLAN OF DISTRIBUTION

         Subject to their respective agreements with the Company described below, the Selling Stockholders may sell their Shares from time to time in transactions (which may include block transactions by or for the account of the Selling Stockholders) in the over-the-counter market or in negotiated transactions or a combination of such methods of sale. Sales may be made at fixed prices which may be changed, at market prices prevailing at the time of sale or at negotiated prices. The Selling Stockholders may effect such transactions by selling their securities directly to purchasers, through broker-dealers acting as agents for the Selling Stockholders or to broker-dealers who may purchase Shares as principals and thereafter sell the securities from time to time in the over-the-counter market in negotiated transactions or otherwise. Such broker-dealers, if any, may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or the purchasers for whom such broker-dealers may act as agents or to whom they may sell as principals or otherwise (which compensation as to a particular broker-dealer may exceed customary commissions). The Company will not receive any proceeds from the sale of Shares by the Selling Stockholders. The Registration Statement of which this Prospectus forms a part must be current at any time during which the Selling Stockholders sell Shares.

         Pursuant to applicable rules and regulations under the Securities Exchange Act of 1934, any person engaged in the distribution of the Common Stock may not simultaneously engage in market making activities with respect to any securities of the Company during the applicable "cooling-off" period (at least two, and possibly nine, business days) prior to the commencement of such distribution. Accordingly, in the event a broker-dealer is engaged in a distribution of the Shares owned by the Selling Stockholders, such firm will not be able to make a market in the Company's securities during the applicable restrictive period. The Selling Stockholders and broker-dealers, if any, acting in connection with such sale might be deemed to be underwriters within the meaning of Section 2(11) of the Act and any commission received by them and any profit on the resale of the securities might be deemed to be underwriting discounts and commissions under the Act.

         Each of the Physicians has agreed that he will not sell, assign, burden, pledge or encumber more than 1/12 of his Shares during any month for the period of one year following registration of such Shares. Accordingly, no more than an aggregate of approximately 40,000 Shares can be sold during any month following the date of this Prospectus.

         A portion of the Consultant's option becomes exercisable monthly and will be fully exercisable by April 15, 1997. See "Selling Stockholders."

                           DESCRIPTION OF SECURITIES

         The Company is authorized to issue 25,000,000 shares of Common Stock, par value $.01 per share, and 5,000,000 shares of Preferred Stock, par value $.01 per share. As of the date of this Prospectus, 4,974,870 shares of Common Stock were issued and outstanding and no Preferred Stock was issued or outstanding.

COMMON STOCK

         The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The Company's Certificate of Incorporation denies cumulative voting rights in the election of directors. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that are applicable to outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preference of outstanding Preferred Stock, if any. Holders of Common Stock have no preemptive, conversion or redemption rights. All of the outstanding shares of Common Stock are fully paid and non- assessable.

OUTSTANDING WARRANTS AND REGISTRATION RIGHTS

         The Units offered in the Company's public offering each consisted of one share of Common Stock and one Warrant. The Warrants were immediately separately transferable from the Common Stock and in March 1996, the Units were delisted from trading. Each Warrant entitles the holder to purchase one share of Common Stock at an exercise price of $7.00 until February 6, 1999, subject to the Company's redemption rights described below. The outstanding 1,839,800 Warrants were issued pursuant to the terms of a Warrant Agreement between the Company and Continental Stock Transfer & Trust Company (the "Warrant Agent").

         The Company, in its discretion, may redeem outstanding Warrants, in whole but not in part, upon not less than 30 days' notice, at a price of $.05 per Warrant, provided that the closing bid price of the Common Stock equals or exceeds $10.00 for 20 consecutive trading days ending five days immediately prior to such notice. The Warrants will be exercisable until the close of business on the date fixed for redemption in such notice. Any Warrant not exercised by the date fixed for redemption will cease to be exercisable and the holder thereof will be entitled only to the redemption price.

         In addition to the Warrants issued in the initial public offering, the Company issued to the representative of the several underwriters in such offering a Unit Purchase Option exercisable through February 5, 2001 to purchase 320,000 shares of Common Stock on full exercise of the Unit Purchase Option and underlying Warrants. The Unit Purchase Option and the shares underlying such Unit Purchase Option were registered on the IPO Registration Statement.

         Pursuant to agreements with one of the Selling Stockholders, the Company is also obligated to grant to the Selling Stockholder an option on September 20 of each year for so long as the Selling Stockholder is employed by The Physician Group as either a Staff Physician or a Regional Medical Director to purchase that number of shares of Common Stock of the Company which has a total market value (based on the average closing trading price of the Common Stock during the five trading days prior to September 20 of each respective year) of $100,000. Each option will be valid for a period of six years from its respective September 20 grant date.

         As of the date of this Prospectus, a total of 393,250 options of the 440,875 options available for issuance under the Company's 1995 Omnibus Stock Option Plan, as amended (the "Plan"), are outstanding, each with an exercise price of $5.25 (except in the case of Dr. Angle, the Company's President, whose exercise price is $5.78). All such plan options vest over a period of 18 months generally commencing two to six months from the date of grant. Management has recommended the Company's stockholders approve amendments to the Plan, including an amendment to increase the number of shares of Common Stock available for issuance by an additional 600,000 shares.

PREFERRED STOCK

         The Board of Directors has the authority, without further stockholder approval, to issue up to 5,000,000 shares of Preferred Stock from time to time in one or more series, to establish the number of shares to be included in each such series, and to fix the preferences and rights of the shares of each such series. The issuance of Preferred Stock could delay or prevent a change in control, decrease the amount of earnings and assets available for distribution to the holders of Common Stock, if any, adversely affect the rights and powers, including voting rights, of the holders of the Common Stock, or in certain circumstances, decrease the market price of the Common Stock.

         The Company designated 400,000 shares as Series A Convertible Preferred Stock and sold such shares in a private offering in November 1995. The remaining 4,600,000 shares of authorized Preferred Stock have not been designated by the Company. The Series A Convertible Preferred Stock automatically converted into shares of Common Stock on a one-for-one basis on the effective date of the Company's initial public offering and accordingly, no Preferred Stock is currently outstanding. The Company registered the Common Stock into which the Series A Convertible Preferred Stock was converted and the holders of the converted shares may therefore sell or otherwise dispose of their shares of Common Stock without restriction.

DELAWARE BUSINESS COMBINATION PROVISIONS

         As a Delaware corporation, the Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203"), which regulates large accumulations of shares, including those made by tender offers. Section 203 may have the effect of significantly delaying a purchaser's ability to acquire the entire interest in the Company if such acquisition is not approved by the Company's Board of Directors. In general, Section 203 prevents an "Interested Stockholder" (defined generally as a person with 15% or more of a corporation's outstanding voting stock) from engaging in a "Business Combination" (defined below) with a Delaware corporation for three years following the time that such person became an Interested Stockholder. For purposes of Section 203, the term "Business Combination" is defined broadly to include mergers and certain other transactions with or caused by the Interested Stockholder; sales or other dispositions to the Interested Stockholder (except proportionately with the corporation's other stockholders) of assets of the corporation or a subsidiary equal to 10% or more of the aggregate market value of the corporation's consolidated assets or its outstanding stock; the issuance or transfer by the corporation or a subsidiary of stock of the corporation or such subsidiary to the Interested Stockholder (except for transfers in a conversion or exchange or a pro-rata distribution or certain other transactions, none of which increase the Interested Stockholder's proportionate ownership of any class or series of the corporation's or such subsidiary's stock); or receipt by the Interested Stockholder (except proportionately as a stockholder), directly or indirectly, of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or a subsidiary.

         The three-year moratorium imposed on Business Combinations by Section 203 does not apply if: (a) prior to the time that a stockholder becomes an Interested Stockholder, the Board approves either the Business Combination or the transaction which resulted in the person becoming an Interested Stockholder; (b) the Interested Stockholder owns at least 85% of the corporation's voting stock outstanding upon consummation of the transaction which made him or her an Interested Stockholder (excluding from the 85% calculation shares owned by directors who are also officers of the corporation and shares held by employee stock plans which do not permit employees to decide confidentially whether to accept a tender or exchange offer); or (c) at or subsequent to such time a person becomes an Interested Stockholder, the Board approves the Business

Combination, and it is also approved at a stockholder meeting by 66 2/3% of the outstanding voting stock not owned by the Interested Stockholder.

         Under Section 203, the restrictions described above do not apply if, among other things, the corporation's original certificate of incorporation or any amendment to its certificate of incorporation contains a provision expressly electing not to be governed by Section 203. The Company's Certificate of Incorporation does not contain such a provision. The restrictions described above also do not apply to certain Business Combinations proposed by an Interested Stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an Interested Stockholder during the previous three years or who became an Interested Stockholder with the approval of a majority of the corporation's directors.

                                 LEGAL MATTERS

         The validity of the Common Stock offered will be passed upon for the Selling Stockholders by Berliner Zisser Walter & Gallegos, P.C., Denver, Colorado.


                                    EXPERTS

         The financial statements for the fiscal years ended June 30, 1995 and 1996 incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-KSB for the year ended June 30, 1995 and 1996, have been so included in reliance on the report of Ehrhardt Keefe Steiner & Hottman PC, independent accountants, given on the authority of said firm as experts in auditing and accounting.

         With respect to the information contained in the quarterly reports on Form 10-QSB, Ehrhardt Keefe Steiner & Hottman PC has not audited or reviewed such information and accordingly, such firm does not express an opinion or any other form of assurance on that information.

================================================================================

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING STOCKHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.


                      ____________________________________

                               TABLE OF CONTENTS
                      ____________________________________


                                                   PAGE
                                                   ----
Available Information . . . . . . . . . . . . . .    2
Incorporation of Certain Documents
  by Reference  . . . . . . . . . . . . . . . . .    2
Prospectus Summary  . . . . . . . . . . . . . . .    3
Risk Factors  . . . . . . . . . . . . . . . . . .    5
Use of Proceeds . . . . . . . . . . . . . . . . .   15
Price Range of Common Stock . . . . . . . . . . .   15
Dividend Policy . . . . . . . . . . . . . . . . .   15
Selling Stockholders  . . . . . . . . . . . . . .   16
Plan of Distribution  . . . . . . . . . . . . . .   17
Description of Securities . . . . . . . . . . . .   18
Legal Matters . . . . . . . . . . . . . . . . . .   21
Experts . . . . . . . . . . . . . . . . . . . . .   21


                                 485,660 SHARES


                               THE COMPANY DOCTOR


                                  COMMON STOCK


                           __________________________

                                   PROSPECTUS
                           __________________________





                              FEBRUARY      , 1997

================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS



ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         Other expenses in connection with this offering which will be paid by The Company Doctor (hereinafter in this Part II, the "Company") are estimated to be substantially as follows:

                                                                                            AMOUNT PAYABLE
                                                                                                BY THE
ITEM                                                                                            COMPANY
----                                                                                        -------------
S.E.C. Registration Fees  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $     883.02
Legal Fees  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       10,000.00*
Accounting Fees and Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        3,000.00*
Miscellaneous Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        1,116.98*
                                                                                             ------------
     Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $  15,000.00*
                                                                                              ============

--------------------

* Estimated for the purpose of this filing.


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Pursuant to the provisions of the Delaware General Corporation Law, the Company has adopted provisions in its Certificate of Incorporation which provide that directors of the Company shall not be personally liable for monetary damages to the Company or its stockholders for a breach of fiduciary duty as a director, except for liability as a result of (i) a breach of the director's duty of loyalty to the Company or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law; (iii) an act related to the unlawful stock repurchase or payment of a dividend under Section 174 of Delaware General Corporation Law; and (iv) transactions from which the director derived an improper personal benefit. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

         The Company's Certificate of Incorporation also authorizes the Company to indemnify its officers, directors and other agents, by bylaws, agreements or otherwise, to the full extent permitted under Delaware law. The Company intends to enter into separate indemnification agreements with its directors and officers which may, in some cases, be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.

ITEM 16.  EXHIBITS.

         The following is a complete list of Exhibits filed herewith or which are incorporated herein by reference thereto.

EXHIBIT NO.
----------
      1.      Not applicable.

  #   2.2     Stock Purchase Agreement by and between Rubus Realty Company and the Company.

  ##  2.3     Asset Purchase Agreement by and between C.A. Riser, M.D. and the Company.

  ##  2.4     Asset Purchase Agreement by and between C.A. Riser, M.D. and Donald F. Angle, M.D., P.A.

  +   2.5     Stock Purchase Agreement by and among Doctors' Inn, Incorporated, Henry H. Calderoni, Francisco J. Guerra
              and the Company.

  +   2.6     Stock Purchase Agreement by and among Francisco J. Guerra, M.D., P.A., Francisco J. Guerra, M.D. and
              Donald F. Angle, M.D., P.A.

  +   2.7     Stock Purchase Agreement by and between Henry H. Calderoni, M.D., P.A., Henry H. Calderoni, M.D. and
              Donald F. Angle, M.D., P.A.

  ++  2.8     Asset Purchase Agreement by and among Northside Family Medical Clinic Professional Association, J.W.
              Czewski, D.O., and The Company Doctor, including Security Agreement

  ++  2.9     Stock Purchase Agreement by and among Northside Family Medical Clinic Professional Association, J.W.
              Czewski, D.O., and Donald F. Angle, M.D., P.A., including Secured Promissory Note, Pledge and Security
              Agreement and Rescission Agreement

  **  2.10    Stock Purchase Agreement by and among Robert G. Duchouquette, M.D., P.A., Robert G. Duchouquette, M.D. and
              The Physician Group, P.A., including Note, Pledge Agreement and Security Agreement

  **  2.11    Stock Option Agreement by and between Robert G. Duchouquette, M.D. and the Company

  **  2.12    Registration Rights Agreement by and between Robert G Duchouquette, M.D. and the Company

  *   4.1     Form of specimen certificate for Common Stock of the Company.

  *   4.2     Form of specimen certificate for Warrants of the Company.

  *   4.4     Form of Unit Purchase Option of the Company.

  *   4.5     Form of Warrant Agreement by and among the Company, Continental Stock Transfer & Trust Company and the
              Representative.

***   5.      Opinion of Berliner Zisser Walter & Gallegos, P.C., regarding legality of the securities covered by this
              Registration Statement.

      8.      Not applicable.

EXHIBIT NO.
-----------
      15      Not applicable.

***   23.1    The consent of Berliner Zisser Walter & Gallegos, P.C., to the use of its opinion with respect to the legality of the securities covered by this Registration Statement and to the references to such firm in the Prospectus filed as part of this Registration Statement is included in Exhibit 5.

***   23.2    Consent of Ehrhardt Keefe Steiner & Hottman PC, independent certified public accountants for the Company.

      24.     Not applicable.

      25.     Not applicable.

      26.     Not applicable.

      27.     Not required.

      28.     Not applicable.


-----------------------------

***   Filed herewith.

* Incorporated by reference from the Registrant's Registration Statement on Form SB-2 (S.E.C. File No. 33-74876-D) as declared effective on February 6, 1996.

# Incorporated by reference from the Registrant's Form 8-K, as amended, for event date of July 9, 1996.

## Incorporated by reference from the Registrant's Form 8-K, as amended, for event date of August 15, 1996.

+ Incorporated by reference from the Registrant's Form 8-K, as amended, for event date of August 21, 1996.

++ Incorporated by reference from the Registrant's Form 8-K, as amended, for event date of August 28, 1996.

** Incorporated by reference from the Registrant's Form 8-K, as amended, for event date of September 20, 1996.

ITEM 17.  UNDERTAKINGS.

         (a)     Rule 415.

         The undersigned small business issuer hereby undertakes that it will:

                 (1) File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

                          (iii) Include any material additional or changed information on the plan of distribution.

                 (2) For determining liability under the Securities Act of 1933 (the "Securities Act"), treat each post-effective amendment as a new registration statement of securities offered, and the offering of the securities at that time to be the initial bona fide offering.

                 (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         (e)     Indemnification.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act, and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (i)     Rule 430A.

         The undersigned small business issuer hereby undertakes that it will:

                 (1) For determining any liability under the Securities Act, treat the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the small business issuer under Rule 424(b)(1) or (4) or 497(h) under the Securities Act as part of this Registration Statement as of the time the Commission declared it effective.

                 (2) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of Prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

                                   SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Irving, State of Texas, on February 11, 1997.

                                      THE COMPANY DOCTOR


                                   By:  /s/ Donald F. Angle, M.D.
                                      ----------------------------------------
                                       Donald F. Angle, M.D.,
                                       Chairman of the Board and President

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                                TITLE                                 DATE
                  ---------                                -----                                 ----
  /s/ Donald F. Angle, M.D.                    Chairman of the Board and                  February 11, 1997
------------------------------                 President (Principal Executive Officer)
      Donald F. Angle, M.D.


  /s/ Fred G. Parrish                          Chief Operating Officer                    February 11, 1997
------------------------------
      Fred G. Parrish


  /s/ Shaun P. Mahoney                         Chief Financial Officer                    February 11, 1997
------------------------------
      Shaun P. Mahoney


                                               Director
------------------------------
      Carl S. Luikart


  /s/ Thomas J. Edwards                        Director                                   February 11, 1997
------------------------------
      Thomas J. Edwards


  /s/ John P. Kennedy                          Director                                   February 11, 1997
------------------------------
      John P. Kennedy


  /s/ Dale W. Willetts                         Director                                   February 11, 1997
------------------------------
      Dale W. Willetts


  /s/ W. Howard Haun                           Director                                   February 11, 1997
------------------------------
      W. Howard Haun


  /s/ Stephen W. Cavanaugh                     Director                                   February 11, 1997
------------------------------
      Stephen W. Cavanaugh

                               INDEX TO EXHIBITS

EXHIBIT NO.
----------
       1.     Not applicable.

  #    2.2    Stock Purchase Agreement by and between Rubus Realty Company and the Company.

  ##   2.3    Asset Purchase Agreement by and between C.A. Riser, M.D. and the Company.

  ##   2.4    Asset Purchase Agreement by and between C.A. Riser, M.D. and Donald F. Angle, M.D., P.A.

  +    2.5    Stock Purchase Agreement by and among Doctors' Inn, Incorporated, Henry H. Calderoni, Francisco J. Guerra
              and the Company.

  +    2.6    Stock Purchase Agreement by and among Francisco J. Guerra, M.D., P.A., Francisco J. Guerra, M.D. and
              Donald F. Angle, M.D., P.A.

  +    2.7    Stock Purchase Agreement by and between Henry H. Calderoni, M.D., P.A., Henry H. Calderoni, M.D. and
              Donald F. Angle, M.D., P.A.

  ++   2.8    Asset Purchase Agreement by and among Northside Family Medical Clinic Professional Association, J.W.
              Czewski, D.O., and The Company Doctor, including Security Agreement

  ++   2.9    Stock Purchase Agreement by and among Northside Family Medical Clinic Professional Association, J.W.
              Czewski, D.O., and Donald F. Angle, M.D., P.A., including Secured Promissory Note, Pledge and Security
              Agreement and Rescission Agreement

  **   2.10   Stock Purchase Agreement by and among Robert G. Duchouquette, M.D., P.A., Robert G. Duchouquette, M.D. and
              The Physician Group, P.A., including Note, Pledge Agreement and Security Agreement

  **   2.11   Stock Option Agreement by and between Robert G. Duchouquette, M.D. and the Company

  **   2.12   Registration Rights Agreement by and between Robert G Duchouquette, M.D. and the Company

  *    4.1    Form of specimen certificate for Common Stock of the Company.

  *    4.2    Form of specimen certificate for Warrants of the Company.

  *    4.4    Form of Unit Purchase Option of the Company.

  *    4.5    Form of Warrant Agreement by and among the Company, Continental Stock Transfer & Trust Company and the
              Representative.

***    5.     Opinion of Berliner Zisser Walter & Gallegos, P.C., regarding legality of the securities covered by this
              Registration Statement.

       8.     Not applicable.

      15      Not applicable.

***   23.1    The consent of Berliner Zisser Walter & Gallegos, P.C., to the use of its opinion with respect to the legality of the securities covered by this Registration Statement and to the references to such firm in the Prospectus filed as part of this Registration Statement is included in Exhibit 5.

***   23.2    Consent of Ehrhardt Keefe Steiner & Hottman PC, independent certified public accountants for the Company.

      24.     Not applicable.

      25.     Not applicable.

      26.     Not applicable.

      27.     Not required.

      28.     Not applicable.


-----------------------------

***   Filed herewith.

* Incorporated by reference from the Registrant's Registration Statement on Form SB-2 (S.E.C. File No. 33-74876-D) as declared effective on February 6, 1996.

# Incorporated by reference from the Registrant's Form 8-K, as amended, for event date of July 9, 1996.

## Incorporated by reference from the Registrant's Form 8-K, as amended, for event date of August 15, 1996.

+ Incorporated by reference from the Registrant's Form 8-K, as amended, for event date of August 21, 1996.

++ Incorporated by reference from the Registrant's Form 8-K, as amended, for event date of August 28, 1996.

** Incorporated by reference from the Registrant's Form 8-K, as amended, for event date of September 20, 1996.